                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 1)


               CytoTherapeutics, Inc. (now known as StemCells, Inc.)
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   232923 10 2
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                                 (CUSIP Number)

                             CytoTherapeutics, Inc.

                                Iris Brest, Esq.
     525 Del Rey Avenue, Suite C, Sunnyvale, California 94086 (408) 731-8670
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 29, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class). (See Rule 13d-7.)

Note: This document is being electronically filed with the Commission, using the EDGAR system. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)           Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
              Above Persons

              Genentech, Inc.
              94-2347624
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(2)           Check the Appropriate Box if a Member of a Group

              Not Applicable
              (a) [ ]
              (b) [ ]
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(3)           SEC Use Only

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(4)           Source of Funds

              WC
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(5)           Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e) [ ]

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(6)           Citizenship or Place of Organization

              Delaware
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                            (7)           Sole Voting Power: 426,094 shares
                                          Common Stock
Number of Shares
Beneficially                (8)           Shared Voting Power: 0
Owned by Each
Reporting Person
                            (9)           Sole Dispositive Power:  426,094
                                          shares Common Stock

                            (10)          Shared Dispositive Power: 0
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(11)          Aggregate Amount Beneficially Owned by Each Reporting Person:
              426,094 shares Common Stock

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(12)          Check if the Aggregate Amount in Row (11) Excludes Certain Shares

              Not Applicable
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(13)          Percent of Class Represented by Amount in Row (11)

              2.2% of Common Stock
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(14)          Type of Reporting Person (See Instructions)

              CO
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Genentech, Inc. ("Genentech" or "Reporting Person") hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on December 23, 1996 (the "Original Schedule 13D") with respect to the Common Stock of CytoTherapeutics, Inc.

ITEM 1: SECURITY AND ISSUER

1.     Class of Securities: Common Stock

2.     Issuer: CytoTherapeutics, Inc. (now known as StemCells, Inc.) ("CTI")

3.     Principal Address: 525 Del Rey Avenue, Suite C, Sunnyvale, CA 94086

ITEM 2: IDENTITY AND BACKGROUND

       a.     Reporting Person: Genentech, Inc. ("Genentech")

       b.     Place of Organization: Delaware

       c.     Principal Business: Pharmaceutical company

       d.     Principal Business Address: 1 DNA Way, South San Francisco, CA
              94080

       e.     Principal Office: As above

       f. Criminal Convictions: Genentech plead guilty on April 14, 1999 to a single count of the introduction of a misbranded drug in interstate commerce, in violation of 21 U.S.C. Sections 331(a), 333(a)(2) and 352 before the United States District Court of the Northern District of California. Genentech paid a criminal fine of $30 million and paid restitution of $20 million pursuant to a civil settlement agreement between the United States and Genentech.

       g.     Civil Adjudication of Violation of Securities Laws: None

Attached hereto as Exhibit A is a list of Genentech's executive officers and directors as required by Instruction C to Schedule 13D.

ITEM 3: SOURCE AND AMOUNT OF FUNDS

Pursuant to the terms of a Common Stock Purchase Agreement between Genentech and CTI (collectively, the "Parties") dated as of November 22, 1996 (the "Purchase Agreement"), Genentech purchased 829,171 shares of CTI's Common Stock, par value $.01 per share (the "CTI Common Stock") for $10.01 per share. The total purchase price of $8,300,000 for the CTI Common Stock was paid in cash from Genentech's working capital.

ITEM 4: PURPOSE OF TRANSACTION

The purpose of the purchase of the shares of Common Stock described in Item 3 is investment. Depending on its evaluation of CTI's business, prospects, financial condition, the market for CTI securities, other opportunities available to Genentech, general economic conditions, general market conditions, other future developments and the contractual restrictions described in Item 6, Genentech may decide to sell some or all of its investment in the capital stock of CTI through open market sales or in negotiated transactions, to or through one or more broker dealers, or in underwritten offerings, block trades, agency placements, brokerage transactions or otherwise. Depending on the same factors, Genentech may in the future purchase additional capital stock of CTI as described below or enter into hedging or similar transactions.

The Parties entered into a Development Collaboration and License Agreement Relating to Parkinson's Disease dated as of November 22, 1996 (the "Collaboration Agreement"). As of March 3, 2000, the Collaboration Agreement was mutually terminated by the Parties.

Except as described in the foregoing, Genentech does not have any other plan or proposal relating to, or which would result in, any event described in (a) - (j) of the instructions to this Item 4.

ITEM 5: INTEREST IN SECURITIES OF ISSUER

       a.     Beneficial Ownership by Genentech:      426,094
              Percentage Ownership by Genentech:      2.2%

To the best of Genentech's knowledge, none of the persons listed on Exhibit A hereto beneficially owns any Common Stock of CTI.

       b.     Sole Voting Power of Genentech:         426,094
              Shared Voting Power:                    0
              Sole Dispositive Power of Genentech:    426,094
              Shared Dispositive Power:               0

To the best of Genentech's knowledge, none of the persons listed on Exhibit A hereto has any sole or shared power to vote or to direct the vote of any CTI Common Stock nor sole or shared power to dispose of or direct the disposition of any CTI Common Stock.

       c. Recent Transactions: Shares of CTI Common Stock were sold by Genentech in the public market through broker transactions during March 2000. The sales transactions are set forth on Exhibit B attached hereto and are hereby incorporated by reference. Except as set forth on Exhibit B hereto and as described in Item 6, no transactions in CTI's Common Stock have been effected during the past 60 days by Genentech nor, to the best of its knowledge, by any of the persons listed on Exhibit A hereto.

       d. Receipt of dividends, etc.: Not applicable

       e. Ownership below 5%: As of March 29, 2000 , Genentech was the beneficial owner of less than 5% of CTI's Common Stock.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

Under the Purchase Agreement, Genentech has the right to include shares of the CTI Common Stock in a registration of securities of CTI at any time at least one
(1) year after the closing of the transaction pursuant to the Purchase
Agreement.

Under the Purchase Agreement, Genentech has agreed that without the prior consent of the board of directors of CTI, Genentech will not at any time directly or indirectly acquire (or offer to or agree to acquire) any shares or rights or options to acquire shares of CTI Common Stock if following such action Genentech would beneficially own in excess of ten percent (10%) of outstanding CTI Common Stock, except that the foregoing shall not limit any additional purchases of CTI Common Stock by Genentech as contemplated by the Parties under the Purchase Agreement, as described in Item 4 above.

Under the Purchase Agreement, Genentech has agreed that without the prior consent of the board of directors of CTI, Genentech will not make or become a participant in any solicitation of proxies to vote shares of CTI Common Stock, or seek to advise or influence any person with respect to the voting of any voting securities of CTI, or form, joint in or participate in a group with respect to any voting securities of CTI.

ITEM 7: EXHIBITS

Exhibit A:          Additional information regarding Item 2 hereof.

Exhibit B:          Additional information regarding Item 5.c. hereof.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 30, 2000


GENENTECH, INC.



Stephen G. Juelsgaard
Senior Vice President,
General Counsel and Secretary